UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Legacy Education Alliance, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

52472J108

(CUSIP Number)

Barry Kostiner

1 N Sherri Lane

Spring Valley, NY 10977

(845) 323-0434

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP 52472J108

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Legacy Tech Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		6,602,500
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,602,500
WITH	10	SHARED DISPOSITIVE POWER:

		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,602,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.99%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CP

(1)	Based on 33,027,352 shares of Issuer common stock outstanding and assumes the conversion of convertible debentures as further described in Item 5 below.

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to common stock (the “Common Stock”) of Legacy Education Alliance, Inc., a Nevada corporation (the “Issuer”). This Amendment is being filed by the Reporting Person to amend the Schedule 13D (the “Initial Schedule 13D”) that was originally filed on March 18, 2021 (as amended by this Amendment, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used therein but not defined herein shall have the same meanings as in the Schedule 13D.

This Amendment is being filed to amend and supplement Items 3, 4 and 5 of the Schedule 13D as set forth below.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is amended by adding the following to the existing Item 3:

On May 4. 2021, LTP delivered to the Issuer a notice of conversion of $330,000 in principal amount of the Debenture, into a total of 6,600,000 shares of Common Stock.

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated as follows:

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

Further to the above, the Issuer and LTP entered into a non-binding term sheet. The term sheet anticipates entering into a share purchase agreement whereby LTP will acquire for nominal consideration the existing business, assets and liabilities of the Issuer (the “Spin-Off”), while the Issuer will enter into a license agreement with LTP to retain rights with respect to certain of its intellectual property for the benefit of building an Education Technology business. This transaction will be subject to stockholder and regulatory approval and other conditions.

The Issuer issued the Debenture in order to secure financing to complete its business plan and obtain the funds sufficient to achieve the Issuer’s goals.

On May 3, 2021, Barry Kostiner, President of and holder of 25% of the membership interests in the Reporting Person, was appointed as a director of the Issuer.

The Reporting Person continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Person may acquire additional shares of Common Stock or may determine to purchase, sell or otherwise dispose of all or some of the Common Stock of the Issuer in the open market, in privately negotiated transactions or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Person may deem material to his investment decision.

Except as set forth herein, the Reporting Person does not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) and (b)  As of May 4, 2021, the Reporting Person directly owns 6,600,000 shares of Common Stock. Under the terms of the Debenture, the Reporting Person may acquire up to an additional 2,500 shares of Common Stock upon the conversion of the Debenture within the 60 days of the date of this Schedule 13D (the “Initial Conversion Shares”). Accordingly, for purposes of this Schedule 13D, the Reporting Persons is deemed to have sole voting and dispositive power with respect to such 6,602,500 shares of Common Stock which comprise the Initial Conversion Shares. Based on the 33,027,352 shares of Common Stock of the Issuer outstanding as of the date hereof and assuming the issuance of the Initial Conversion shares, the Reporting Person is deemed to beneficially own 19.99% of the outstanding shares of Common Stock of the Issuer.

(c) Except as set forth herein, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

(d) Not applicable.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 12, 2021

LEGACY TECH PARTNERS, LLC

By:	/s/ Barry Kostiner
Barry Kostiner
President

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